EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2011	Seven Months Ended December 31, 2010	Year Ended May 31,
(In thousands)			2010	2009	2008	2007
Income (loss) before income taxes	$117,479	($2,959)	$103,536	$44,398	$40,154	$6,014
Plus fixed charges:
Interest expense	13,546	7,796	1,481	1,692	296	272
Debt cost amortization	5,264	1,891	512	470	0	0
Write off of unamortized deferred debt issuance costs	1,940	0	0	0	0	0
Portion of rents representative of an appropriate interest factor	6,734	3,664	3,439	3,295	2,990	3,379

Total fixed charges(1)	$27,484	$13,351	$5,432	$5,457	$3,286	$3,651
Adjusted earnings(2)	$144,963	$10,392	$108,968	$49,855	$43,440	$9,665
Ratio (2 divided by 1)	5.3	0.8	20.1	9.1	13.2	2.6
Fixed charges deficiency	$0	$2,959	$0	$0	$0	$0
Rent Expense	$20,223	$11,003	$10,328	$9,895	$8,980	$10,148
Interest Factor at 33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rents representative of an appropriate interest factor	$6,734	$3,664	$3,439	$3,295	$2,990	$3,379